STURM, RUGER & CO., INC. SOUTHPORT, CONNECTICUT 06890 U.S.A.

August 6, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended April 3, 2010 Definitive Proxy Statement on Schedule 14A filed March 15, 2010 File No. 001-10435

Dear Mr. Hartz:

This letter is in response to your letter of July 14, 2010.  The comments included in your July 14, 2010 letter and our responses follow:

Comment 1.

We reviewed your response to comment one issued in our letter dated May 24, 2010.  Please note that the disclosure requirement under Item 101(c)(vii) is not limited to situations in which the loss of a customer would be material only on a long-term basis.  If you have distributors or other direct customers that account for at least 10% of your consolidated revenues, and the loss of such customers would have a material adverse effect on your company, even with regard to a particular period, then you should disclose the names of those distributors/customers in future filings.

Response

In future filings we will disclose the names of distributors or other direct customers that account for at least 10% of our consolidated revenues if the loss of such customers would have a material adverse effect on the Company.

Comment 2.

We note your response to comment nine issued in our letter dated May 24, 2010.  Please be advised that we will not conclude our review of your Form 10-K until the amendment has been filed.

Response

We filed an amended Form 10-K for the year ended December 31, 2009 on August 5, 2010.

Comment 3.

We note your response to comment 14 issued in our letter dated May 24, 2010.  We reissue the comment.  We note that you have only disclosed the aggregate amount of non-equity incentive plan compensation in the Summary Compensation Table.  The Compensation Discussion and Analysis section should provide investors with information necessary to determine how much of each named executive officer’s compensation was awarded as a profit sharing and as performance-based compensation.  This disclosure will allow investors to understand your compensation decisions regarding each named executive officer with respect to your non-equity incentive plan-based compensation.  Please refer to Instructions 1 and 3 of Item 402(b) for guidance regarding the Compensation Discussion and Analysis disclosure.

Response

In future filings we will separately disclose the amount of each named executive officer’s compensation awarded as a profit sharing bonus and as performance-based compensation.

Comment 4.

We note your response to comment 16 issued in our letter dated May 24, 2010.  We reissue the comment due to the discretionary nature of the award and the fact that you did not disclose in this section that such bonuses were awarded in 2009.  In your disclosure, we do not object to the insertion of a cross-reference to the corresponding information in the Summary Compensation Table.

Response

In future filings we will disclose the amount of discretionary bonuses paid to executive officers.

Comment 5.

We note your response to comment 19 issued in our letter dated May 24, 2010.  In future filings, please also disclose both the actual operating results as well as the pre-determined goal for your operating results.

2 |

Response

Disclosure of the pre-determined goal for our operating results would be equivalent to providing forward-looking financial guidance to the investor community.  Our Investment Community Communications Policy, which is posted on our website, clearly states that “No financial forecasts or guidance will be given, under any circumstances.”  (A copy of the Investment Community Communications Policy is attached as Exhibit I for your reference.)  Requiring the disclosure of the pre-determined goal would essentially 1) force the Company to provide financial guidance each year (in the form of the pre-determined goal), and 2) create an obligation for the Company to update this guidance throughout the year as circumstances evolve and the pre-determined goal becomes relatively more likely or less likely to occur.

Therefore, the Company does not intend on disclosing the pre-determined goal for operating results.  In lieu of this disclosure, the Company will discuss the anticipated relative difficulty of achieving the pre-determined goal for operating results in future filings.

*********************

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext.33251.

Sincerely,

/s/ Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	M. Jacobi M. Fifer L. Gasper D. Renken K. Reid J. Dorr (Wildman, Harrold) J. LaGueux (Patterson, Belknap) P. Siciliano (McGladrey & Pullen) Audit Committee Members

3 |